

Mail Stop 3628

November 12, 2009

Via Facsimile (650-614-7401) and U.S. Mail

Louis D. Soto, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025

      Re: Digital Lightwave, Inc.
             Schedule 13E-3
             Filed on October 14, 2009
             File No. 005-55869

Dear Mr. Soto:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Company's Schedule 13E-3, unless otherwise indicated.

        The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

General

1.   Please file as exhibits to the Schedule 13E-3 the Notice of Merger and Appraisal Rights and the Letter of Transmittal referenced on page 2 of the Schedule 13E-3. Please refer to Item 1016(a) of Regulation M-A.

2.   The disclosure on page 3 regarding the fairness of the merger indicates that each Filing Person has concluded that the Merger is fair to the Public Stockholders of DIGL. As you know, Item 1014 of Regulation M-A requires that the Filing Persons state whether they reasonably believe that the Rule 13e-3 transaction is fair or unfair to *unaffiliated* security holders. Similarly, Item 1013(d) requires the discussion of the effects of the Rule 13e-3 transaction on affiliates and unaffiliated security holders. It is unclear whether the definition of Public Stockholders on page 1 is limited to only those security holders who are not affiliates of the Company, as defined in Exchange Act Rule 13e-3(a)(1) or instead potentially includes affiliates of the Company other than the Filing Persons, such as certain directors and executive officers of the Company. Please either revise such definition to clarify that such term refers only to the unaffiliated security holders of DIGL, or revise the disclosure throughout the Schedule 13E-3, including the Special Factors section, to insure it complies with Items 1013 and 1014 of Regulation M-A.

Alternatives, page 7

3.   It appears that the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind the Company's choice to engage in the transaction *at this time* as opposed to any other time in the Company's public company history. Please refer to Item 1013(c) of Regulation M-A.

Reasons, page 7

4.   We note the Filing Persons' estimate that going private should result in savings of approximately $600,000 per year as a result of no longer being a public company. Provide a break down of the expected cost savings, to the extent possible, by quantifying the savings for each type of expense listed, i.e., audit, legal and personnel fees. Also quantify the amount of time management devotes to tasks associated with public reporting.

Effects, page 10

5.   Please revise to include a reasonably detailed discussion of both the detriments and benefits of the transaction to all *affiliates*, as such term is defined in Exchange Act Rule 13e-3(a)(1). Disclosure currently discloses the effects on the Filing Persons, and it is unclear whether such definition includes all affiliates of the Company. Provide similar disclosure regarding the effects of the Merger on unaffiliated security holders or clarify the definition of Public Stockholders and the reference to "stockholders of DIGL (other than Optel Acquisition)" referenced in the third paragraph on page 10 to confirm that such groups are intended to

mean all unaffiliated security holders. Please see Instruction 2 to Item 1013(d) of Regulation M-A.

6.   In addition, please revise the first paragraph on page 10 to also disclose, in dollar amounts, the effect of the Merger on the affiliates' interest in the net book value and net earnings of the Company. Please see Instruction 3 to Item 1013(d) of Regulation M-A.

Position of the Filing Persons as to the Fairness of the Merger, page 12

7.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the Company's fairness determination. If any factor would result in a higher per-share value, this fact must be disclosed. See Question No. 20 of the Exchange Act Release No. 34-17719 (April 13, 1981). For example, what consideration did the Filing Persons give to going-concern value?

Summary Financial Information, page 25

8.   Please confirm your understanding regarding the Company's obligation to provide updated financial information in the Schedule 13E-3 to reflect, when filed, information contained in the Company's Form 10-Q for the fiscal period ending September 30, 2009.

9.   It appears that the Company is intending to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the information statement summarized financial information required by Item 1010(c). Please revise this section to provide the information required by Item 1010(c)(4).

Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Closing Comments

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel